THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as [redacted] consult your licensed securities dealer or other registered dealer in securiti[redacted]al accountant or other professional adviser.

If you have sold or transferred all of your shares in First P ... at once hand this circular and the accompanying form of election to th ... ank, licensed securities dealer or other agent through whom the sale or ... ission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, GBS, CBE, JP
David W.C. Tang, OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

14 February 2007

To the Shareholders

Dear Sir or Madam,

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, INDOFOOD AGRI RESOURCES LTD. (FORMERLY KNOWN AS CITYAXIS HOLDINGS LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

Reference is made to the circular of the Company dated 22 December 2006 and the announcements of the Company dated 25 January 2007 and 7 February 2007. Unless otherwise defined, capitalised terms referred to in this Circular shall have the meanings set out in the section headed "DEFINITIONS", below.

This Circular sets out the procedures for qualifying for and obtaining the Company's proposed Distribution in Specie to be made in order to satisfy the assured entitlement requirement of PN 15.

On 7 February 2007, the Company announced that Indo Agri had placed 338 million Indo Agri Consolidated Shares at a price of S$1.25 and that the Company would subscribe for 5,070,000 Placement Shares under the Placement agreement entered into between Indo Agri and the underwriters, at a price of S$1.25 per Placement Share, representing 1.5% of the total number of Placement Shares, in order to effect the Distribution in Specie.

Under the Distribution in Specie, each Qualifying Shareholder holding 2,000 Shares or more is entitled to receive 3 Distribution Shares for every 2,000 Shares held by such Qualifying Shareholder as at the Record Date for the Distribution in Specie.

Shareholders are reminded that the Distribution in Specie is conditional upon the completion of the Placement, which is expected to take place in mid February 2007. If completion of the Placement does not take place, the Distribution in Specie will not be made.

PARTICULARS OF DISTRIBUTION IN SPECIE FOR QUALIFYING SHAREHOLDERS

Who are Qualifying Shareholders

Qualifying Shareholders refer to Shareholders whose names appear on the register of members of the Company as at the Record Date, i.e., close of business on Friday, 9 February 2007, other than Shareholders who are, or who are acting for the account or benefit of, Non-Qualifying Shareholders.

The register of members of the Company was closed on Friday, 9 February 2007 and re-opened on Monday, 12 February 2007, during which time no transfers of shares were effected. The last date on which transfers were accepted for registration cum-entitlement to the Distribution in Specie was 4:00 p.m. on Thursday, 8 February 2007.

Distribution Ratio

Each Qualifying Shareholder holding 2,000 Shares or more will, subject to the Placement being completed, be entitled to receive 3 Distribution Shares for every 2,000 Shares held by him/her as at the Record Date pursuant to the Distribution in Specie. Qualifying Shareholders holding less than 2,000 Shares will receive cash in lieu of Distribution Shares, calculated by reference to the Placement Price. Qualifying Shareholders may elect to receive cash in lieu of the Distribution Shares to which they would otherwise be entitled and, if they so elect, will receive cash in lieu of those Distribution Shares, calculated by reference to the Placement Price. Non-Qualifying Shareholders will receive cash in lieu of the whole number of Distribution Shares to which they would have been entitled if they were Qualifying Shareholders, again calculated by reference to the Placement Price.

All cash amounts to be distributed will be in Hong Kong dollars and at an exchange rate of S$1:HK$5.0989, being the exchange rate prevailing on the date for settling the placement consideration for the Placement Shares alloted to the Company on 9 February 2007, rounded down to the nearest Hong Kong dollar. All cash amounts of less than HK$10 will not be distributed but will be retained for the benefit of the Company.

Fractional entitlements

Fractional entitlements to Distribution Shares will not be distributed to Qualifying Shareholders. Fractional entitlements to Qualifying Shareholders will be aggregated and all whole number Distribution Shares arising from such aggregation will be retained or sold in the market for the benefit of the Company.

Form of Election

A form of election is enclosed with this Circular for use by Shareholders in respect of the process for claiming the Assured Entitlement.

A summary of the available options pursuant to the form of election is set out below.

The form of election only needs to be completed by Shareholders holding 2,000 Shares or more. Qualifying Shareholders holding less than 2,000 Shares and Non-Qualifying Shareholders will receive cash in lieu of all their respective Assured Entitlement.

(1) *Distribution Shares*

Qualifying Shareholders who wish to receive Distribution Shares must certify that they are Qualifying Shareholders in respect of the Distribution in Specie by completing Section 1 of the form of election.

Shareholders who are unable to make such certification are Non-Qualifying Shareholders and will not be entitled to receive their Distribution in Specie in the form of Distribution Shares but will instead receive cash.

Qualifying Shareholders wishing to be allocated Distribution Shares should then proceed to elect, in Section 2, to either receive Distribution Shares in the form of physical share certificates or in scripless form. Those Qualifying Shareholders who do not make a selection will be deemed to have elected to receive cash.

IMPORTANT: Qualifying Shareholders are reminded that the Distribution Shares CANNOT be traded in physical form on the SGX-ST and can only be traded in scripless form by persons who have access to a CDP Account.

Qualifying Shareholders wishing to receive Distribution Shares in scripless form must provide the requested CDP Account details in Section 2A.

In the event that Section 2A of the form of election is incomplete or any requested information is inaccurate, then such Qualifying Shareholder who has elected to receive Distribution Shares in scripless form shall be deemed to have elected to receive cash.

Qualifying Shareholders who wish to receive Distribution Shares in the form of physical share certificates must duly execute the transfer form set out in Section 4 of the form of election and return it, together with the completed form of election, on or before the final lodgment date, failing which such Qualifying Shareholders will not be entitled to receive Distribution Shares in the form of physical share certificates but will instead receive cash.

(2) *Cash or Donation*

The form of election enables Qualifying Shareholders to elect to:

(i) receive the Distribution in Specie **in cash** in lieu of all the Distribution Shares to which a Qualifying Shareholder would otherwise be entitled under the Distribution in Specie; or

(ii) donate their Assured Entitlement pursuant to the Distribution in Specie to Oxfam.

Save for HKSCC Nominees Ltd., Qualifying Shareholders may not elect to receive their Distribution in Specie partly in cash and partly in Distribution Shares.

The latest time for lodging the forms of election with the Registrar, Computershare Hong Kong Investor Services Ltd., at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong is **4:00 p.m. on Wednesday, 7 March 2007**.

NON-QUALIFYING SHAREHOLDERS

Who are Non-Qualifying Shareholders

Non-Qualifying Shareholders refer to:

(1) Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the Record Date but whose addresses as shown in the register of members are in places outside Hong Kong in respect of whom the Directors consider the exclusion from the Assured Entitlement to be necessary or expedient on account of either the legal restrictions under the laws of the relevant place or the requirements of a relevant regulatory body or stock exchange in that place;

(2) without limitation to the generality of the foregoing, Shareholder(s) (including beneficial owners) who are located in the US or who are US Person(s) or who are located in the UK; and

(3) Shareholders who are otherwise unable to make the certifications required in the form of election in order to be entitled to receive the Distribution in Specie.

For the avoidance of doubt, Shareholders who do not return their forms of election on or before **4:00 p.m. on Wednesday, 7 March 2007** are Non-Qualifying Shareholders and will receive cash under the Distribution in Specie in respect of all the Shares in respect of which they were registered as holders on the Record Date.

Non-Qualifying Shareholders will receive cash in lieu of the relevant whole number of Distribution Shares to which they would otherwise have been entitled, on the basis and subject to the conditions set out in this Circular.

DESPATCH OF SHARE CERTIFICATES/CHEQUES AND TRANSFER OF SCRIPLESS SHARES

The expected date for the despatch of share certificates or cheques or transfer of scripless shares in respect of the Distribution in Specie, at the Shareholders' risk, is Wednesday, 28 March 2007.

GENERAL

Whether or not it is to your advantage to elect to receive your Distribution in Specie in cash in lieu of the Distribution Shares depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each Shareholder.

EXPECTED TIMETABLE

Completion of Placement	Mid February 2007
Latest time for lodging the form of election	4:00 p.m. on Wednesday, 7 March 2007
Despatch of Distribution Shares in physical or scripless form to Qualifying Shareholders under the Distribution in Specie (or cheques in relation to the Shareholders receiving cash)	Wednesday, 28 March 2007

All times refer to Hong Kong local time.

Please note that the timetable is subject to change depending on prevailing market conditions and other matters. If there are material changes to the above timetable, the Company will publish an announcement to inform the Shareholders.

Shareholders should note that the Distribution in Specie is conditional upon completion of the Placement which is expected to take place in mid February 2007 and will only occur if the Placement is completed.

In this Circular, the following expressions shall have the following meanings unless otherwise defined or the context otherwise requires:

"Assured Entitlement"	an assured entitlement, pursuant to the Distribution in Specie, to receive Distribution Shares on the basis of 3 Distribution Shares for every 2,000 Shares held by each Qualifying Shareholder as at the Record Date, or cash in lieu of all the Distribution Shares to which a Qualifying Shareholder is entitled, on and subject to the terms and conditions set out in this Circular
"Board"	the board of Directors
"CDP Account"	an account with The Central Depository (Pte) Limited, a wholly owned subsidiary of SGX-ST
"Company"	First Pacific Company Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Distribution in Specie"	the proposed special dividend of the Company, to be satisfied by the distribution in specie by the Company of Distribution Shares to Qualifying Shareholders on the basis of an Assured Entitlement of 3 Distribution Shares for every 2,000 Shares held by each Qualifying Shareholder as at the Record Date, on and subject to the terms and conditions set out in this Circular
"Distribution Shares"	the Indo Agri Consolidated Shares to be distributed to Shareholders pursuant to the Distribution in Specie
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Indo Agri"	Indofood Agri Resources Ltd. (formerly known as CityAxis Holdings Limited), a company incorporated in Singapore and whose shares are to be listed on the SGX-ST

"Indo Agri Consolidated Shares"	ordinary shares in the capital of Indo Agri following the share consolidation of every ten (10) shares into one (1) consolidated share on 9 February 2007
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Qualifying Shareholder(s)"	(1) Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date but whose addresses as shown in the register of members are in places outside Hong Kong in respect of whom the Directors consider the exclusion from the Assured Entitlement to be necessary or expedient on account of either the legal restrictions under the laws of the relevant place or the requirements of a relevant regulatory body or stock exchange in that place; (2) without limitation to the generality of the foregoing, Shareholder(s) (including beneficial owners) who are located in the US or who are US Person(s) or who are located in the UK; and (3) Shareholders who are otherwise unable to make the certifications required in the form of election in order to be entitled to receive the Distribution in Specie
"Oxfam"	Oxfam International, a charitable organisation
"Placement"	the proposed issue of 338 million new Indo Agri Consolidated Shares by Indo Agri for the purposes of meeting the shareholding spread and distribution requirements of the SGX-ST and to raise funds for the enlarged Indo Agri group. The Distribution Shares form part of the Placement
"Placement Price"	S$1.25, the price at which the Placement Shares are issued pursuant to the Placement
"Placement Shares"	5,070,000 new Indo Agri Consolidated Shares to be issued by Indo Agri pursuant to the Placement
"PN 15"	Practice Note 15 of the Listing Rules
"Qualifying Shareholders"	Shareholders whose names appear on the register of members of the Company as at the Record Date, other than Shareholders who are, or who are acting for the account or benefit of, Non Qualifying Shareholders

"Record Date"	4:00 p.m. on Friday, 9 February 2007
"Registrar"	Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, the Company's Hong Kong branch share registrar
"S$"	Singapore dollars, the lawful currency of Singapore
"SGX-ST"	Singapore Exchange Securities Trading Limited
"Singapore"	The Republic of Singapore
"Shareholders"	shareholders of the Company
"Shares"	ordinary share(s) of US$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"UK"	the United Kingdom
"US"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person"	means, as defined in Rule 902 under the US Securities Act:

i. any natural person resident in the US;

ii. any partnership or corporation organised or incorporated under the laws of the US;

iii. any estate of which any executor or administrator is a US person;

iv. any trust of which any trustee is a US person;

v. any agency or branch of a foreign entity located in the US;

vi. any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US person;

vii. any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the US; and

viii. any partnership or corporation if:

(A) organised or incorporated under the laws of any foreign jurisdiction; and

(B) formed by a US person principally for the purpose of investing in securities not registered under the US Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of the US Securities Act) who are not natural persons, estates or trusts.

The following are not "US persons":

(i) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-US person by a dealer or other professional fiduciary organised, incorporated, or (if an individual) resident in the US;

(ii) an estate of which any professional fiduciary acting as executor or administrator is a US person if:

(A) an executor or administrator of the estate who is not a US person has sole or shared investment discretion with respect to the assets of the estate; and

(B) the estate is governed by foreign law;

(iii) any trust of which any professional fiduciary acting as trustee is a US person, if a trustee who is not a US person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settler if the trust is revocable) is a US person;

(iv) an employee benefit plan established and administered in accordance with the law of a country other than the US and customary practices and documentation of such country;

(v) any agency or branch of a US person located outside the US if:

(A) the agency or branch operates for valid business reasons; and

(B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi) the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organisations, their agencies, affiliates and pension plans

"US Securities Act"	the US Securities Act of 1933, as amended
"%"	per cent.

By Order of the Board of
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份**全部出售或轉讓**，應立即將本通函及隨附之選擇表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁 *(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事：
Graham L. Pickles
陳坤耀教授 *(金紫荊星章、CBE、太平紳士)*
鄧永鏘 *(OBE、Chevalier de L'Ordre des Arts et des Lettres)*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港總辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者：

**建議透過反向收購INDOFOOD AGRI RESOURCES LTD.
(前稱CITYAXIS HOLDINGS LIMITED)及配售其股份
將PT INDOFOOD SUKSES MAKMUR TBK
一間附屬公司於新加坡證券交易所有限公司主板獨立上市
導致於主要附屬公司權益之重大攤薄**

須予披露之交易

實物分派

茲提述本公司日期為二零零六年十二月二十二日之通函及本公司日期為二零零七年一月二十五日及二零零七年二月七日之公告。除文義另有所指外，本通函所提述詞彙與下文「**釋義**」一節所載者具相同涵義。

本通函載列符合資格獲取本公司遵照第15項應用指引規定之保證配額將予進行之建議實物分派之手續。

於二零零七年二月七日，本公司宣佈，Indo Agri已按1.25坡元之價格，配售338,000,000股Indo Agri合併股份。為進行實物分派，本公司將根據Indo Agri與包銷商訂立之配售協議，按每股配售股份1.25坡元之價格，認購5,070,000股配售股份，相當於配售股份總數之1.5%。

根據實物分派，每位持有2,000股股份或以上之合資格股東，將有權就彼於實物分派記錄日期按每持有2,000股股份獲發3股分派股份。

務請股東注意，實物分派須待配售事項完成，始能作實，預期配售事項將於二零零七年二月中完成。倘配售事項未能完成，則本公司不會作出實物分派。

實物分派之合資格股東詳情

合資格股東之身份

合資格股東指於記錄日期，即二零零七年二月九日(星期五)營業時間結束時名列本公司股東名冊之股東，惟屬於非合資格股東或以非合資格股東身份或就其利益而行事之股東除外。

本公司已於二零零七年二月九日(星期五)暫停辦理股東登記手續，並於二零零七年二月十二日(星期一)重新開始辦理股份過戶登記手續。於該日期內，本公司概不會辦理任何股份過戶。接納享有實物分派權利之股份過戶文件登記之最後日期為二零零七年二月八日(星期四)下午四時正。

分派比例

根據實物分派，待配售事項完成後，每位持有2,000股股份或以上之合資格股東將有權就彼於記錄日期按每持有2,000股股份獲發3股分派股份。持有少於2,000股股份之合資格股東將收取按參考配售價計算之現金，以代替分派股份。合資格股東可選擇收取現金，以代替彼等有權獲發之分派股份，倘彼等選擇收取現金，則將收取按參考配售價計算之現金以代替全部分派股份。非合資格股東將收取同樣按參考配售價計算之現金，以代替倘彼等為合資格股東有權獲發之有關分派股份。

所有現金金額將以港元分派，其兑換率將根據本公司於二零零七年二月九日支付配售予本公司之配售股份之配售代價當日之匯率1坡元兑5.0989港元換算，並以四捨五入方式調低至最接近港元整數。所有不足10港元之現金金額將不予分派，惟將撥歸本公司所有。

零碎股份

合資格股東將不會獲發分派股份之零碎股份。分派予合資格股東之零碎股份將匯集，而匯集所得所有完整分派股份，將就本公司利益保留或於市場出售。

選擇表格

本通函附奉供股東就領取保證配額使用之選擇表格。

下文載列根據選擇表格股東可作出之選擇概要。

持有2,000股股份或以上之股東，方須填寫本選擇表格。持有少於2,000股股份之合資格股東及非合資格股東將收取現金以代替其保證配額。

(1) *分派股份*

有意收取分派股份之合資格股東，必須填寫選擇表格第1節以證明彼等為實物分派之合資格股東。

未能作出有關證明之股東屬非合資格股東，將無權以分派股份形式收取實物分派，而將改為收取現金。

有意獲分配分派股份之合資格股東應填寫第2節，選擇以實物股票形式或無紙化形式收取分派股份。並無作出選擇之合資格股東，將被視作選擇收取現金。

重要提示：合資格股東務請注意，分派股份<u>不得</u>以實物形式在新交所買賣，僅設有CDP戶口之人士方可以無紙化形式買賣。

擬以無紙化形式收取分派股份之合資格股東，必須提供第2A節要求之CDP戶口詳情。

倘選擇表格第2A節並未有完全填寫或任何要求之資料不正確，則該名選擇以無紙化形式收取分派股份之合資格股東，將被視作已選擇收取現金。

有意以實物股票形式收取分派股份之合資格股東，必須正式簽署選擇表格第4節所載過戶表格，並連同已填妥之選擇表格，於最後遞交日期當日或之前一併交回，否則，合資格股東將無權以實物股票形式收取分派股份，而將改為收取現金。

(2) 現金或捐獻

選擇表格可讓合資格股東選擇：

(i) 以**現金**收取實物分派，以代替合資格股東根據實物分派有權收取之所有分派股份；或

(ii) 將彼等之實物分派保證配額捐贈予樂施會。

除香港中央結算（代理人）有限公司外，合資格股東不可選擇以部分現金及部分分派股份之方式收取實物分派。

向本公司股份過戶處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室）遞交選擇表格之最後時限為**二零零七年三月七日（星期三）下午四時正**。

非合資格股東

非合資格股東之身份

非合資格股東指：

(1) 於記錄日期名列本公司股東名冊之股東，惟其於股東名冊所示地址為香港境外，且董事認為根據有關地區法例之法定限制或當地有關監管機關或證券交易所之規定，不將其計入保證配額範圍屬必須或合宜；

(2) 在不影響上述一般情況下，身處美國或屬美籍人士或身處英國之股東（包括實益擁有人）；及

(3) 無法作出選擇表格所規定證明以獲收取實物分派權利之股東。

為免疑慮，所有並無於**二零零七年三月七日（星期三）下午四時正**或之前交回選擇表格之股東均屬非合資格股東，並將根據實物分派就彼等於實物分派之記錄日期當日屬登記持有人之所有股份收取現金。

非合資格股東將按照本通函所述基準並在本通函所述條件規限下，收取現金，以代替彼等有權獲發之整數分派股份。

寄發股票／支票及無紙化股份過戶文件

有關就實物分派寄發股票或支票或無紙化股份過戶文件之日期預期為二零零七年三月二十八日（星期三），郵誤風險概由股東承擔。

一般事項

有關 閣下選擇以現金代替分派股份之形式收取實物分派對 閣下是否有利，須視乎 閣下本身個別情況而定，而就此作出之決定及因此而產生之一切後果概由股東各自承擔。

預期時間表

完成配售事項 .... 二零零七年二月中

遞交選擇表格之最後時間 .... 二零零七年三月七日（星期三）下午四時正

向合資格股東寄發實物分派項下
實物或無紙化形式之分派股份
（或向選擇收取現金之股東寄發支票） .... 二零零七年三月二十八日（星期三）

所有時間均指香港當地時間。

務請注意，本時間表可能跟隨當時市況變動而有所更改。倘上述時間表有重大變動，本公司將另行刊發公告知會各股東。

務請股東注意，實物分派須待配售事項完成後，始能作實。預期配售事項將於二零零七年二月中完成，而實物分派僅於配售事項完成後方始進行。

在本通函內，除另有界定或文義另有所指外，下列詞彙具有以下涵義：

「保證配額」	指	按照本通函所載條款及條件並在其規限下，根據實物分派，每名合資格股東可按於記錄日期持有每2,000股股份獲發3股分派股份之基準收取分派股份，或收取現金以代替合資格股東有權收取之所有分派股份之保證配額
「董事會」	指	董事會
「CDP戶口」	指	於新交所全資附屬公司The Central Depository (Pte) Limited開設之戶口
「本公司」	指	第一太平有限公司，於百慕達註冊成立之公司，其股份於聯交所上市
「董事」	指	本公司之董事
「實物分派」	指	本公司建議派發之特別股息，將由本公司按照本通函所載條款及條件並在其規限下，向合資格股東派付分派股份作為實物分派之方式償付，基準為每名合資格股東可按於記錄日期，持有每2,000股股份獲發3股分派股份或收取現金以取代合資格股東有權收取之所有分派股份之保證配額
「分派股份」	指	將根據實物分派向股東派付之Indo Agri合併股份
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「Indo Agri」	指	Indofood Agri Resources Ltd.（前稱CityAxis Holdings Limited），於新加坡註冊成立之公司，其股份將於新交所上市

「Indo Agri合併股份」	指	於二零零七年二月九日完成將每十(10)股合併為一(1)股合併股份後之Indo Agri股本中之普通股股份
「上市規則」	指	聯交所證券上市規則
「非合資格股東」	指	(1)於記錄日期營業時間結束時名列本公司股東名冊之股東，惟其於股東名冊所示地址為香港境外，且董事認為根據有關地區法例之法定限制或當地有關監管機關或證券交易所之規定，不計入除保證配額範圍屬必須或合宜；(2)在不影響上述一般情況下，身處美國或屬美籍人士或身處英國之股東（包括實益擁有人）；及(3)無法作出選擇表格所規定證明以獲收取實物分派權利之股東
「樂施會」	指	國際樂施會，為慈善機構
「配售事項」	指	建議於注資完成後由Indo Agri發行最多338,000,000股新Indo Agri合併股份，以符合新交所之持有股份分布及分配規定，並為經擴大Indo Agri集團籌集資金。分派股份構成配售事項其中部分
「配售價」	指	根據配售事項發行配售股份之價格1.25坡元
「配售股份」	指	根據配售事項Indo Agri將發行之5,070,000股新Indo Agri合併股份
「第15項應用指引」	指	上市規則第15項應用指引
「合資格股東」	指	於記錄日期名列本公司股東名冊之股東（屬於非合資格股東或以非合資格股東身份或就其利益行事之股東除外）

「記錄日期」	指	二零零七年二月九日(星期五)下午四時正
「過戶處」	指	本公司之股份登記及過戶處(香港分處)香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室
「坡元」	指	新加坡法定貨幣坡元
「新交所」	指	新加坡證券交易所有限公司
「新加坡」	指	新加坡共和國
「股東」	指	本公司股東
「股份」	指	本公司股本中每股面值0.01美元之普通股
「聯交所」	指	香港聯合交易所有限公司
「英國」	指	英國
「美國」	指	美利堅合眾國、其領土及屬地、美國任何州份及哥倫比亞特區
「美籍人士」	指	按美國證券法第902條之定義:

i. 任何居住於美國之自然人;

ii. 根據美國法律組織或註冊成立之任何合夥企業或公司;

iii. 任何執行人或管理者為美籍人士之任何不動產;

iv. 任何受託人為美籍人士之任何信託;

v. 位於美國之國外實體之任何代理或分支機構;

vi. 交易商或其他受託人以美籍人士之利益或以美籍人士身份持有之任何非全權賬戶或類似賬戶(不包括不動產或信託);

vii. 於美國組織、註冊成立或(倘為個人)居住於美國之交易商或其他受託人持有之任何全權賬戶或類似賬戶(不包括不動產或信託);及

viii. 任何合夥企業或公司,倘:

(A) 根據任何國外司法權區之法律組織或註冊成立;及

(B) 主要由美籍人士組成,為進行證券投資而並無根據美國證券法註冊,除非其為由並非自然人、不動產或信託之授權投資者(定義見美國證券法第501(a)條)所組織或註冊成立及擁有。

下列人士並非「美籍人士」:

(i) 於美國組織、註冊成立或(倘為個人)居住於美國之交易商或其他專業受託人以非美籍人士之利益或以非美籍人士身份持有之任何全權賬戶或類似賬戶(不包括不動產或信託);

(ii) 由任何屬美籍人士之專業受託人作為執行人或管理者之不動產,倘:

(A) 屬非美籍人士之該不動產執行人或管理者,就不動產之資產擁有唯一或共享投資決定權;及

(B) 該不動產受國外法律規管;

(iii) 由任何屬美籍人士之專業受託人作為受託人之任何信託，倘屬美籍人士之受託人就信託資產擁有唯一或共享投資決定權，而該信託概無受益人（倘該信託可予撤消，則無財產授予人）屬美籍人士；

(iv) 根據美國以外國家之法律及慣例及文件成立及管理之僱員福利計劃；

(v) 位於美國境外之美籍人士之任何代理或分支機構，倘：

(A) 代理或分支機構根據合法商業理由經營；及

(B) 代理或分支機構從事保險或銀行業務，並須分別遵守其所在司法權區之實質保險或銀行規例；及

(vi) 國際貨幣基金組織、國際復興開發銀行、美洲開發銀行、亞洲開發銀行、非洲開發銀行、聯合國及彼等之代理、聯屬組織及退休金計劃、以及任何其他類似國際組織、其代理、聯屬組織及退休金計劃

「美國證券法」	指	一九三三年美國證券法（經修訂）
「%」	指	百分比

此 致

列位股東 台照

承董事會命
第一太平有限公司
李麗雯
公司秘書

二零零七年二月十四日

END